

SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE



August 12, 2010,

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross
Corporate Secretary
for **SULTAN MINERALS INC.**

Enclosure

United States Sec Filing
August 12, 2010

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated June 1, 2010;
2. News Release – dated June 21, 2010;

Correspondence with Securities Commission(s)

1. Voting Instruction Form – dated June 9, 2010;
2. Annual Request for Financial Statements and MD&A – dated June 9, 2010;
3. Notice of Annual General and Special Meeting – dated June 9, 2010;
4. Form of Proxy – dated June 9, 2010;
5. Management Information Circular – English - dated June 9, 2010;

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

June 1, 2010

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Completes Spring Drill Program at the HB & Garnet Zinc Mines, Jersey-Emerald Property, BC

Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to announce completion of an 8-hole diamond drill and trenching program on the HB and Garnet zones of its Jersey-Emerald Property. The program was designed to test ground geophysical and geochemical surveys completed in 2009. The results of the ground surveys indicated the presence of extensions and parallel zones of mineralization away from the historical zinc-lead mines (see Sultan News Release of May 5, 2010).

A total of 545 metres (1786.5 feet) of diamond drilling was completed in the 8 drill holes. Hole HB1001 was collared to test a linear magnetic trend with coincident zinc in soil geochemistry to the west of the Garnet Mine. This hole intersected significant pyrrhotite in argillaceous schist.

Holes HB1002 through HB1008 were collared within an area approximately 200 metres north of the Garnet Mine, and to the west of the HB Mine. These holes tested areas of elevated lead and zinc in soil that is in places coincident with magnetic highs. Excavator trenching carried out during drill pad construction revealed bands of sphalerite (zinc mineralization) within limestone and dolomite. This geology is similar to that of the historic Garnet Mine and is expected to be an extension of the mineralization northward from the mine. Drilling intersected strong pyrrhotite mineralization in micaceous argillite, as well as brecciated limestone and dolomite with pyrrhotite and sphalerite mineralization, and short sections of sphalerite as banded sulphide similar to that exposed in the trenching.

A total of 133 core samples, and 3 trench samples were shipped to Acme Laboratories in Vancouver for analysis. Assay results will be released when they have been received.

Sultan's geologic consultants continue to process the historic Cominco data from the HB and Garnet Mines. This information, combined with results of the recently completed trenching and drilling programs, will assist in outlining the mineral potential within this area of the Sultan properties.

The Jersey-Emerald Property includes the Jersey Mine and the HB-Garnet mine which were the second and third largest lead zinc mines respectively in BC's history. Sultan recently published a NI 43-101 resource estimate for the remaining lead zinc mineralization at the Jersey Mine, (please see News Release of March 1, 2010). The report showed an indicated resource of 1,900,000 tons averaging 1.96% lead and 4.10% zinc using a cut-off grade of 3.5% combined lead-zinc. There is an additional inferred resource of 4,980,000 tons averaging 1.95% lead and 3.37% zinc at the same 3.5% combined cut-off grade. The new resource is comparable in grade to the historic mine.

Perry Grunenberg, P.Geo, of PBG Geoscience, manages exploration on the Jersey-Emerald Project and is Sultan's supervisor and "Qualified Person" for the purpose of NI 43-101 "Standards of Disclosure for Mineral Projects".

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

This release was prepared by Sultan's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Sultan expects are forward-looking statements. Although Sultan believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Sultan, investors should review Sultan's filings that are available at www.sedar.com or Sultan's website at www.sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

June 21, 2010

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS COMMENCES EXPLORATION TO EXPAND THE GOLD RESOURCE AT ITS KENA GOLD PROPERTY, BC

Sultan Minerals Inc. (**SUL**-TSX-Venture) ("Sultan") is pleased to announce commencement of the 2010 Exploration Program on its Kena Gold Property, located in southeastern British Columbia. This exploration program will test two target areas, the Kena Gold and Kena Copper Zones with IP geophysical surveys and diamond drilling.

The northern portion of the Kena Property contains "gold-only" porphyry style mineralization. **A 2004 National Instrument 43-101 resource estimate reported a measured and indicated resource of 381,000 ounces of gold and an additional inferred resource of 389,000 ounces of gold. This resource is based on 115 drill holes and has an average grade of 1.0 g/t gold using a cut off grade of 0.50 g/t (see News Release of June 7, 2004).** This resource is exposed on surface and remains open along strike and at depth.

The large Kena Property also contains significant copper-gold porphyry potential in its largely untested Kena Copper Zone which extends for 3.5 kilometres south of the gold porphyry zone, (see News Release dated November 3, 2008). The gold and copper-gold mineralization appears to be aligned along a strong, deep seated, 10 kilometre long structure identified by prior airborne geophysics. The gradation from gold to copper-gold mineralization may represent mineral zonation along the structure.

Geologic trends and strong geophysical and geochemical features indicate that the Kena Property's Gold Mountain, Kena Gold, Kena Copper and South Gold Zones all relate to the same feature and **expansion drilling along the seven kilometre strike of the mineralized zones may substantially increase the current resource estimate**.

Diamond drilling will investigate the size, depth and orientation of the higher-grade gold shoots in the Kena Gold Zone. Geophysics, followed by diamond drilling will also test the copper-gold potential in the Kena Copper/South Gold Zone area located between 1.0 to 3.5 kilometres south of the Kena Gold Zone. These target areas were identified in 2009 by geological mapping work conducted by Dr. Jim Oliver and were partially explored by an Induced Polarization (IP) geophysical survey completed in November 2009 (see news releases dated September 9 and November 19, 2009).

All permit approvals have been received for the initial program, which is budgeted at $500,000 and will include soil sampling, IP and magnetometer surveying, and diamond drilling. Drilling will test the best targets defined by the geochemical and geophysical surveys with priority being given to the strongest coincident copper-gold and IP geophysical anomalies.

The geochemical and geophysical surveys are anticipated to be completed by late June and diamond drilling to commence in early July.

Linda Dandy, P.Geo., is the project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, who has reviewed and verified the contents of this news release.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001



SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA

Security Class **Common**

Holder Account Number

B9999999999 I ND

Intermediary

ABCD

Fold

Voting Instruction Form ("VIF") - Annual General and Special Meeting to be held on Tuesday, June 29, 2010

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. **If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).**
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

Fold

VIFs submitted must be received by 1:30 PM, Pacific Time, Friday, June 25, 2010

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free



To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE

B9999999999

IND DT2



Appointee(s)

Management Appointees are: Arthur G. Troup, or failing him, **Shannon M. Ross**,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **Sultan Minerals Inc.** to be held at the 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Tuesday, June 29, 2010 at 1:30 PM, Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at **five (5).**	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Arthur G. Troup	☐	☐	02. Sargent H. Berner	☐	☐	03. Benjamin Ainsworth	☐	☐
04. Frank A. Lang	☐	☐	05. Robin Merrifield	☐	☐			

Fold

	For	Withhold
3. **Appointment of Auditors** Appointment of **Morgan & Company, Chartered Accountants**, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Rights Plan Agreement** To approve the Rights Plan Agreement between the Company and Computershare Investor Services, Inc., as more particularly described in the Information Circular accompanying this Notice.	☐	☐

Fold

	For	Against
5. **Adopt New Articles** To consider and, if thought fit, to pass a special resolution adopting new Articles.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

/ /

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

99999 097219 1VDIZ AR0 SULQ



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000002



SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class **Common**

Holder Account Number

B9999999999 I ND

Intermediary

ABCD

Fold

Voting Instruction Form ("VIF") - Annual General and Special Meeting to be held on Tuesday, June 29, 2010

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. **If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).**
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

Fold

VIFs submitted must be received by 1:30 PM, Pacific Time, Friday, June 25, 2010

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4291 Direct Dial



To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SULQ_VIF_97219/000002/000002/i

SAM SAMPLE

B9999999999

IND DT2



Appointee(s)

Management Appointees are: Arthur G. Troup, or failing him, **Shannon M. Ross**,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **Sultan Minerals Inc.** to be held at the 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Tuesday, June 29, 2010 at 1:30 PM, Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at **five (5).**	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Arthur G. Troup	☐	☐	02. Sargent H. Berner	☐	☐	03. Benjamin Ainsworth	☐	☐
04. Frank A. Lang	☐	☐	05. Robin Merrifield	☐	☐			

Fold

	For	Withhold
3. **Appointment of Auditors** Appointment of **Morgan & Company, Chartered Accountants**, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Rights Plan Agreement** To approve the Rights Plan Agreement between the Company and Computershare Investor Services, Inc., as more particularly described in the Information Circular accompanying this Notice.	☐	☐

Fold

	For	Against
5. **Adopt New Articles** To consider and, if thought fit, to pass a special resolution adopting new Articles.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

/ /

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

99999 097219 1VDIZ AR0 SULQ

ANNUAL REQUEST FOR FINANCIAL STATEMENTS AND MD&A

NOTICE TO SHAREHOLDERS OF SULTAN MINERALS INC.

In accordance with National Instrument No. 54-102, *Continuous Disclosure Obligations*, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities that allows the registered holders and beneficial owners to request a copy of the reporting issuer's annual financial statements and management discussion & analysis, interim financial statements and management discussion & analysis, or both. If you wish to receive any or all of these materials, please complete and return this form to:

SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1
Attention: Shareholder Communications

TO: SULTAN MINERALS INC.

The undersigned certifies that he/she/it is a registered holder and/or beneficial owner of securities (other than debt instruments) of **Sultan Minerals Inc.** ("Sultan") and requests that he/she/it be placed on the Sultan's Financial Statement Mailing List in order to receive Sultan's (**check one or both**):

- ☐ Fiscal 2010 Annual Financial Statements and related Management Discussion and Analysis
- ☐ Fiscal 2010 Interim Financial Statements and related Management Discussion and Analysis

____

Name of Registered/Non-Registered Shareholder - Please Print

____

Address/City/Province/Postal Code

Preferred Method of Communication (**check one**): Mail _____ E-mail _______ Facsimile _____

____

E-mail Address (if applicable)

____

Facsimile Number (if applicable)

_______________________ _______________________

Signature Date

Delivery of information provided for in this form to Sultan will be deemed to be consent to Sultan to collect such information and use it for the purpose stated above. You will be further deemed to have consented to Sultan disclosing such information to third party providers who provide, from time to time, mail and delivery services to Sultan.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, British Columbia V6C 3P1
Telephone: (604) 687-4622 Fax: (604) 687-4212

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting of the shareholders of SULTAN MINERALS INC. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Tuesday, June 29, 2010, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2009.
2. To fix the number of directors at five (5).
3. To elect directors for the ensuing year.
4. To appoint the auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors.
5. To approve the Rights Plan Agreement between the Company and Computershare Investor Services Inc., as more particularly described in the Information Circular accompanying this Notice.
6. To consider and, if thought fit, to pass a special resolution adopting new Articles.
7. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED May 25, 2010.

BY ORDER OF THE BOARD

"Arthur G. Troup"
Arthur G. Troup
President & CEO



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001



SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA

Security Class **COMMON**

Holder Account Number

C9999999999 I ND

Fold

Form of Proxy - Annual General and Special Meeting to be held on Tuesday, June 29, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.
5. **The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 1:30 PM, Pacific Time, Friday, June 25, 2010

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free



To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE

C9999999999

IND C05



Appointment of Proxyholder

I/We, being shareholder(s) of Sultan Minerals Inc. hereby appoint: Arthur G. Troup, or failing him, **Shannon M. Ross**,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **Sultan Minerals Inc.** to be held at the 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Tuesday, June 29, 2010 at 1:30 PM, Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at **five (5).**	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Arthur G. Troup	☐	☐	02. Sargent H. Berner	☐	☐	03. Benjamin Ainsworth	☐	☐
04. Frank A. Lang	☐	☐	05. Robin Merrifield	☐	☐			

Fold

	For	Withhold
3. **Appointment of Auditors** Appointment of **Morgan & Company, Chartered Accountants**, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Rights Plan Agreement** To approve the Rights Plan Agreement between the Company and Computershare Investor Services, Inc., as more particularly described in the Information Circular accompanying this Notice.	☐	☐

Fold

	For	Against
5. **Adopt New Articles** To consider and, if thought fit, to pass a special resolution adopting new Articles.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com



SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA

Security Class **Common**

Holder Account Number

C9999999999 I ND

Fold

Form of Proxy - Annual General and Special Meeting to be held on Tuesday, June 29, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.
5. **The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 1:30 PM, Pacific Time, Friday, June 25, 2010

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free



To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE

C9999999999

IND E01



Appointment of Proxyholder

I/We, being shareholder(s) of Sultan Minerals Inc. hereby appoint: Arthur G. Troup, or failing him, **Shannon M. Ross**,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **Sultan Minerals Inc.** to be held at the 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Tuesday, June 29, 2010 at 1:30 PM, Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at **five (5).**	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Arthur G. Troup	☐	☐	02. Sargent H. Berner	☐	☐	03. Benjamin Ainsworth	☐	☐
04. Frank A. Lang	☐	☐	05. Robin Merrifield	☐	☐			

Fold

	For	Withhold
3. **Appointment of Auditors** Appointment of **Morgan & Company, Chartered Accountants**, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Rights Plan Agreement** To approve the Rights Plan Agreement between the Company and Computershare Investor Services, Inc., as more particularly described in the Information Circular accompanying this Notice.	☐	☐

Fold

	For	Against
5. **Adopt New Articles** To consider and, if thought fit, to pass a special resolution adopting new Articles.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

9 9 9 9 9 0 9 7 2 2 0 1 P D I Z A R 0 S U L Q



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com



SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA

Security Class **Common**

Holder Account Number

C9999999999 I ND

Fold

Form of Proxy - Annual General and Special Meeting to be held on Tuesday, June 29, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.
5. **The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 1:30 PM, Pacific Time, Friday, June 25, 2010

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free



To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE

C9999999999

IND E02



Appointment of Proxyholder

I/We, being shareholder(s) of Sultan Minerals Inc. hereby appoint: Arthur G. Troup, or failing him, **Shannon M. Ross**,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **Sultan Minerals Inc.** to be held at the 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Tuesday, June 29, 2010 at 1:30 PM, Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at **five (5).**	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Arthur G. Troup	☐	☐	02. Sargent H. Berner	☐	☐	03. Benjamin Ainsworth	☐	☐
04. Frank A. Lang	☐	☐	05. Robin Merrifield	☐	☐			

Fold

	For	Withhold
3. **Appointment of Auditors** Appointment of **Morgan & Company, Chartered Accountants**, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Rights Plan Agreement** To approve the Rights Plan Agreement between the Company and Computershare Investor Services, Inc., as more particularly described in the Information Circular accompanying this Notice.	☐	☐

Fold

	For	Against
5. **Adopt New Articles** To consider and, if thought fit, to pass a special resolution adopting new Articles.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

9 9 9 9 9 0 9 7 2 2 0 1 P D I Z A R 0 S U L Q



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com



SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA

Security Class **Common**

Holder Account Number

C9999999999 I ND

Fold

Form of Proxy - Annual General and Special Meeting to be held on Tuesday, June 29, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.
5. **The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 1:30 PM, Pacific Time, Friday, June 25, 2010

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free



To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SULQ_PRX_97220/000001/000004

SAM SAMPLE

C9999999999

IND E03



Appointment of Proxyholder

I/We, being shareholder(s) of Sultan Minerals Inc. hereby appoint: Arthur G. Troup, or failing him, **Shannon M. Ross**,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **Sultan Minerals Inc.** to be held at the 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Tuesday, June 29, 2010 at 1:30 PM, Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at **five (5).**	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Arthur G. Troup	☐	☐	02. Sargent H. Berner	☐	☐	03. Benjamin Ainsworth	☐	☐
04. Frank A. Lang	☐	☐	05. Robin Merrifield	☐	☐			

Fold

	For	Withhold
3. **Appointment of Auditors** Appointment of **Morgan & Company, Chartered Accountants**, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Rights Plan Agreement** To approve the Rights Plan Agreement between the Company and Computershare Investor Services, Inc., as more particularly described in the Information Circular accompanying this Notice.	☐	☐

Fold

	For	Against
5. **Adopt New Articles** To consider and, if thought fit, to pass a special resolution adopting new Articles.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

9 9 9 9 9 0 9 7 2 2 0 1 P D I Z A R 0 S U L Q



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA



Security Class **Common**

Holder Account Number

C9999999999 I ND

Fold

Form of Proxy - Annual General and Special Meeting to be held on Tuesday, June 29, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.
5. **The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 1:30 PM, Pacific Time, Friday, June 25, 2010

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free



To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SULQ_PRX_97220/000001/000005/i

SAM SAMPLE

C9999999999

IND E04



Appointment of Proxyholder

I/We, being shareholder(s) of Sultan Minerals Inc. hereby appoint: Arthur G. Troup, or failing him, **Shannon M. Ross**,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **Sultan Minerals Inc.** to be held at the 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Tuesday, June 29, 2010 at 1:30 PM, Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at **five (5).**	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Arthur G. Troup	☐	☐	02. Sargent H. Berner	☐	☐	03. Benjamin Ainsworth	☐	☐
04. Frank A. Lang	☐	☐	05. Robin Merrifield	☐	☐			

Fold

	For	Withhold
3. **Appointment of Auditors** Appointment of **Morgan & Company, Chartered Accountants**, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Rights Plan Agreement** To approve the Rights Plan Agreement between the Company and Computershare Investor Services, Inc., as more particularly described in the Information Circular accompanying this Notice.	☐	☐

	For	Against
5. **Adopt New Articles** To consider and, if thought fit, to pass a special resolution adopting new Articles.	☐	☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

9 9 9 9 9 0 9 7 2 2 0 1 P D I Z A R 0 S U L Q



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com



000002

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class **COMMON**

Holder Account Number

C9999999999 I ND

Fold

Form of Proxy - Annual General and Special Meeting to be held on Tuesday, June 29, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.
5. **The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 1:30 PM, Pacific Time, Friday, June 25, 2010

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial



To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SULQ_PRX_97220/000002/000006

SAM SAMPLE

C9999999999

IND C05



Appointment of Proxyholder

I/We, being shareholder(s) of Sultan Minerals Inc. hereby appoint: Arthur G. Troup, or failing him, **Shannon M. Ross**,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **Sultan Minerals Inc.** to be held at the 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Tuesday, June 29, 2010 at 1:30 PM, Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at **five (5).**	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Arthur G. Troup	☐	☐	02. Sargent H. Berner	☐	☐	03. Benjamin Ainsworth	☐	☐
04. Frank A. Lang	☐	☐	05. Robin Merrifield	☐	☐			

Fold

	For	Withhold
3. **Appointment of Auditors** Appointment of **Morgan & Company, Chartered Accountants**, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Rights Plan Agreement** To approve the Rights Plan Agreement between the Company and Computershare Investor Services, Inc., as more particularly described in the Information Circular accompanying this Notice.	☐	☐

Fold

	For	Against
5. **Adopt New Articles** To consider and, if thought fit, to pass a special resolution adopting new Articles.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

9 9 9 9 9   0 9 7 2 2 0   1 P D I Z   A R 0   S U L Q



Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com



SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class Common

Holder Account Number

C9999999999 I ND

Fold

Form of Proxy - Annual General and Special Meeting to be held on Tuesday, June 29, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.
5. **The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 1:30 PM, Pacific Time, Friday, June 25, 2010

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial



To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SULQ_PRX 97220/000002/000007

SAM SAMPLE

C9999999999

IND E01



Appointment of Proxyholder

I/We, being shareholder(s) of Sultan Minerals Inc. hereby appoint: Arthur G. Troup, or failing him, **Shannon M. Ross**,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **Sultan Minerals Inc.** to be held at the 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Tuesday, June 29, 2010 at 1:30 PM, Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at **five (5)**.	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Arthur G. Troup	☐	☐	02. Sargent H. Berner	☐	☐	03. Benjamin Ainsworth	☐	☐
04. Frank A. Lang	☐	☐	05. Robin Merrifield	☐	☐			

Fold

	For	Withhold
3. **Appointment of Auditors** Appointment of **Morgan & Company, Chartered Accountants**, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Rights Plan Agreement** To approve the Rights Plan Agreement between the Company and Computershare Investor Services, Inc., as more particularly described in the Information Circular accompanying this Notice.	☐	☐

Fold

	For	Against
5. **Adopt New Articles** To consider and, if thought fit, to pass a special resolution adopting new Articles.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com



SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class **Common**

Holder Account Number

C9999999999 I ND

Fold

Form of Proxy - Annual General and Special Meeting to be held on Tuesday, June 29, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.
5. **The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 1:30 PM, Pacific Time, Friday, June 25, 2010

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial



To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SULQ PRX_97220/000002/000008

SAM SAMPLE

C9999999999

IND E02




Appointment of Proxyholder

I/We, being shareholder(s) of Sultan Minerals Inc. hereby appoint: Arthur G. Troup, or failing him, **Shannon M. Ross**,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **Sultan Minerals Inc.** to be held at the 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Tuesday, June 29, 2010 at 1:30 PM, Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at **five (5).**	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Arthur G. Troup	☐	☐	02. Sargent H. Berner	☐	☐	03. Benjamin Ainsworth	☐	☐
04. Frank A. Lang	☐	☐	05. Robin Merrifield	☐	☐			

Fold

	For	Withhold
3. **Appointment of Auditors** Appointment of **Morgan & Company, Chartered Accountants**, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Rights Plan Agreement** To approve the Rights Plan Agreement between the Company and Computershare Investor Services, Inc., as more particularly described in the Information Circular accompanying this Notice.	☐	☐

Fold

	For	Against
5. **Adopt New Articles** To consider and, if thought fit, to pass a special resolution adopting new Articles.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

9 9 9 9 9 0 9 7 2 2 0 1 P D I Z A R 0 S U L Q



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com



SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class **Common**

Holder Account Number

C9999999999 I ND

Fold

Form of Proxy - Annual General and Special Meeting to be held on Tuesday, June 29, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.
5. **The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 1:30 PM, Pacific Time, Friday, June 25, 2010

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial



To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE

C9999999999

IND E03



Appointment of Proxyholder

I/We, being shareholder(s) of Sultan Minerals Inc. hereby appoint: Arthur G. Troup, or failing him, **Shannon M. Ross**,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **Sultan Minerals Inc.** to be held at the 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Tuesday, June 29, 2010 at 1:30 PM, Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at **five (5).**	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Arthur G. Troup	☐	☐	02. Sargent H. Berner	☐	☐	03. Benjamin Ainsworth	☐	☐
04. Frank A. Lang	☐	☐	05. Robin Merrifield	☐	☐			

Fold

	For	Withhold
3. **Appointment of Auditors** Appointment of **Morgan & Company, Chartered Accountants**, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Rights Plan Agreement** To approve the Rights Plan Agreement between the Company and Computershare Investor Services, Inc., as more particularly described in the Information Circular accompanying this Notice.	☐	☐

Fold

	For	Against
5. **Adopt New Articles** To consider and, if thought fit, to pass a special resolution adopting new Articles.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

99999 097220 1PDIZ AR0 SULQ



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com



SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class Common

Holder Account Number

C9999999999 IND

Fold

Form of Proxy - Annual General and Special Meeting to be held on Tuesday, June 29, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.
5. **The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 1:30 PM, Pacific Time, Friday, June 25, 2010

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial



To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SULQ_PRX_97220/000002/000010/i

+ SAM SAMPLE

C9999999999

IND E04



Appointment of Proxyholder

I/We, being shareholder(s) of Sultan Minerals Inc. hereby appoint: Arthur G. Troup, or failing him, **Shannon M. Ross**,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **Sultan Minerals Inc.** to be held at the 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Tuesday, June 29, 2010 at 1:30 PM, Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at **five (5)**.	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Arthur G. Troup	☐	☐	02. Sargent H. Berner	☐	☐	03. Benjamin Ainsworth	☐	☐
04. Frank A. Lang	☐	☐	05. Robin Merrifield	☐	☐			

Fold

	For	Withhold
3. **Appointment of Auditors** Appointment of **Morgan & Company, Chartered Accountants**, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Rights Plan Agreement** To approve the Rights Plan Agreement between the Company and Computershare Investor Services, Inc., as more particularly described in the Information Circular accompanying this Notice.	☐	☐

Fold

	For	Against
5. **Adopt New Articles** To consider and, if thought fit, to pass a special resolution adopting new Articles.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

■ 9 9 9 9 9 0 9 7 2 2 0 1 P D I Z A R 0 S U L Q +

SULTAN MINERALS INC.

(the "**Company**")
Suite 1400 – 570 Granville Street
Vancouver, British Columbia V6C 3P1
Telephone: (604) 687-4622 Fax: (604) 687-4212

INFORMATION CIRCULAR

(As at May 25, 2010, except as indicated)

The Company is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general and special meeting (the "**Meeting**") of the Company to be held on Tuesday, June 29, 2010 and at any adjournments. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "**Management Proxyholders**").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax to 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "**Nominee**"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.

Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "Common Shares"), of which 124,010,618 Common Shares are issued and outstanding and an unlimited number of First Preference Shares without par value, of which none are issued or outstanding. Persons who are registered holders of the Common Shares at the close of business on May 25, 2010 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Common Share held.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all Common Shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at five (5).

The Company does not have an executive committee, has a Corporate Governance and Compensation Committee ("**CGCC**") and is required to have an audit committee (the "**Audit Committee**"). Members of the each committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	***Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years***	***Previous Service as a Director***	***Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly*** [(1)]
Sargent H. Berner, B.A., LL.B., LL.M. [(5)(6)] British Columbia, Canada Director	Business Consultant and President, Kent Avenue Consulting Ltd.	Since June 27, 1996	762,651 [(2)]
Arthur G. Troup, M.Sc., P.Eng. British Columbia, Canada President, CEO and Director	President and Chief Executive Officer of the Company, Vice-President, Exploration of Cream Minerals Ltd.	Since June 15, 1989	1,541,636 [(3)]
Frank A. Lang, M.A., P.Eng. [(6)] British Columbia, Canada Chairman of the Board	President and Chief Executive Officer of Cream Minerals Ltd.	Since June 15, 1989	6,800,883 [(4)]
Benjamin Ainsworth, M.A., P.Eng. [(5)(6)] British Columbia, Canada Director	President of Metamin Enterprises Inc.	Since June 15, 1989	695,750

Name, Jurisdiction of Residence and Position	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly* [(1)]
Robin Merrifield, CA (SA)[(5)] British Columbia, Canada Director	Chartered Accountant providing financial and general management consulting services internationally and locally to the mining industry; Executive Vice President and Chief Financial Officer of Uranium One Inc.	Since November 16, 2009	Nil

Notes:

(1) Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2010, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such Common Shares are held directly.

(2) Of these Common Shares, 166,666 are held indirectly in the name of the Berner Family Trust, a trust controlled by Mr. Berner.

(3) Of these Common Shares, 467,036 are held indirectly in the name of Istana Developments Ltd., a private company controlled by Mr. Troup.

(4) Of these Common Shares, 992,799 are held indirectly in the name of Dauntless Developments Ltd. and 2,355,217 are held indirectly in the name of Lang Mining Corporation, all private companies controlled by Mr. Lang.

(5) Member of the Audit Committee.

(6) Member of the CGCC.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

Except as set out below, to the knowledge of the Company, no proposed director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer ("**CEO**") or chief financial officer ("**CFO**") of any company (including the Company) that:

(i) was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b) is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e) has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

ValGold Resources Ltd. applied to the British Columbia Securities Commission ("**BCSC**") for a Management Cease Trade ("**MCTO**"), which was granted on December 9, 2008. The MCTO remained in place until revoked by the BCSC on January 28, 2009. Sargent H. Berner, a director of the Company, was a director of ValGold Resources Ltd. while it was subject to the MCTO.

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuers
Frank A. Lang	Acrex Ventures Ltd., Jaxon Minerals Inc., Numine Resources Ltd., Naina Capital Corp. and Cream Minerals Ltd.
Sargent H. Berner	Aurizon Mines Ltd., Cream Minerals Ltd., ValGold Resources Ltd., NovaDX Ventures Corp., , Enterprise Energy Resources Ltd., Titan Logix Corp., Olivut Resources Ltd., Palo Duro Energy Inc., Pacific Ridge Exploration Ltd. Thor Explorations Ltd., and Emgold Mining Corporation
Arthur G. Troup	Astorius Resources Ltd., Acrex Ventures Ltd., Alita Resources Ltd. and Cream Minerals Ltd.
Benjamin Ainsworth	Dajin Resources Corp., White Tiger Mining Corp., Hathor Exploration Limited, Columbia Yukon Explorations Inc., ESO Uranium Corp., Black Panther Mining Corp. and Canyon Copper Corp.
Robin Merrifield	Cream Minerals Ltd. and Acrex Ventures Ltd.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Company's Corporate Governance and Compensation Committee ("**CGCC**") has responsibility for reviewing compensation for the Company's directors and senior management. The CGCC makes recommendations to the Board which then has the power to approve or reject the compensation.

To determine compensation payable, the CGCC reviews compensation paid for directors and NEOs (as defined below under "Summary Compensation Table") of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the

need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the CGCC annually reviews the performance of the NEOs in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

The Company's compensation policies and its stock option plan (the "**Stock Option Plan**") are designed to assist the Company in attracting, retaining and motivating Directors, officers and employees of the Company and of its subsidiaries and to closely align the personal interests of such Directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire shares in the capital of the Company.

Option-based awards

The Company grants option-based awards to executive officers through the Stock Option Plan, which was implemented by the Company's Board of Directors effective May 16, 2003, as amended, and was approved by the TSX Venture Exchange and the Company's shareholders. The Stock Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Stock Option Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Company or a subsidiary of the Company, if any. All options expire on a date not later than five years after the issuance of such option. The exercise price for the options is the last closing price of the Company's stock on the trading day immediately preceding the day on which the Company announces the grant of the option or, if the grant is not announced, last closing price of the Company's stock on the date of grant. Previous grants of option-based awards are taken into account when considering new grants of options. Subject to the requirements of the policies of the TSX Venture Exchange and the prior receipt of any necessary regulatory or shareholder approval, The Board of Directors has, without limitation, the full and final authority in their discretion, but subject to the express provisions of the Stock Option Plan, to interpret the Stock Option Plan, to prescribe, amend and rescind rules and regulations relating to the Stock Option Plan and to make all other determinations deemed necessary or advisable in respect of the Stock Option Plan. Administration of the Stock Option Plan is the responsibility of the appropriate officers of the Company.

The Board of Directors generally grants options to corporate executives further to the recommendation of the CGCC. As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the Board regarding such compensation, including but not limited to the grant of options. Options may be granted at other times of the year to individuals commencing employment with the Company.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 ("**Statement of Executive Compensation**" (the "**Form 51-102F6**")) sets forth all annual and long term compensation for services in all capacities to the Company for the two most recently completed financial years of the Company ended December 31, 2008 and 2009 (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of each Chief Executive Officer and the Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the Chief Executive Officer and the Chief Financial Officer), as at

December 31, 2009 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the "**Named Executive Officers**" or "**NEOs**").

The Company has two Named Executive Officers. During the Company's financial year ended December 31, 2009, the aggregate direct remuneration paid or payable to the Company's Named Executive Officers by the Company was $200,479.

NEO Name and Principal Position	*Year*	*Salary[1] ($)*	*Share-Based Awards ($)*	*Option-Based Awards ($)*	*Non-Equity Incentive Plan Compensation[2] ($)*		*Pension Value ($)*	*All Other Compensation ($)*	*Total Compensation[2] ($)*
					Annual Incentive Plans	*Long-term Incentive Plans*			
Arthur G. Troup, President & CEO	2009	180,000	NIL	70,911[3]	NIL	NIL	NIL	5,056 [4]	255,967
	2008	180,000	NIL	NIL	NIL	NIL	NIL	9,300 [4]	189,300
Shannon M. Ross, Corporate Secretary & CFO	2009	20,479	NIL	35,456[3]	NIL	NIL	NIL	803 [4]	56,739 [5]
	2008	35,614	NIL	NIL	NIL	NIL	NIL	1,662 [4]	37,276 [5]

Notes:

(1) Includes the dollar value of cash and non-cash base salary earned during a financial year covered.

(2) These amounts include all amounts set out in table from for each NEO and executive officer.

(3) The Company calculated the compensation cost by using the Black-Scholes valuation model assuming a risk free interest rate of 2.03%, a dividend yield of Nil, volatility of 101.61% and an expected life of the options of 4.31 years.

(4) Health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEOs.

(5) Represents apportioned amount of CFO's salary and benefits as charged to the Company through Quorum Management and Administrative Services Inc. (formerly, LMC Management Services Ltd.) ("Quorum"), a private company held jointly by the Company and other public companies currently sharing office space with the Company.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the Board regarding such compensation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period, at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

Name	Option-Based Awards				Share-Based Awards [2]	
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options [1] ($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested ($)
Arthur G. Troup	400,000	0.10	10-Jun-10	NIL	N/A	N/A
	720,000	0.17	21-Jun-11			
	715,000	0.45	20-Jul-12			
	700,000	0.29	23-Oct-12			
	1,400,000	0.10	22-June-14			
Shannon M. Ross	200,000	0.10	10-Jun-10	NIL	N/A	N/A
	270,000	0.17	21-Jun-11			
	208,000	0.45	20-Jul-12			
	360,000	0.29	23-Oct-12			
	700,000	0.10	22-June-14			

Notes:

(1) The closing market price of the Common Shares on the TSX Venture Exchange was $0.055 per share on December 31, 2009.

(2) The Company does not have Incentive Plan Awards other than option-based awards.

Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards - Value Vested During The Year [1] ($)	Share-Based Awards - Value Vested During The Year [2] ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year [2] ($)
Arthur G. Troup	NIL [3]	N/A	N/A
Shannon M. Ross	NIL [3]	N/A	N/A

Notes:

(1) This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2) The Company does not have Incentive Plan Awards in place other than option-based awards.

(3) Options granted June 22, 2009, are exercisable at $0.10 per Common Share and vested immediately upon grant.. The closing market price on the date of grant was $0.08 per Common Share.

Discussion

The Company accounts for stock options at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Compensation expense for stock options granted to employees is determined based on estimated fair values of the stock options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and development costs for grants to individuals working directly on advanced mineral projects or to exploration costs on projects in the exploration stage. For non-employees, the fair value of

the options are measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

See "Option Based Awards" and "Securities Authorized for Issuance Under Equity Compensation Plans" for further information on the Stock Option Plan.

The Company does not have Incentive Plan Awards, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Deferred Compensation Plans

The Company has no deferred compensation plan for NEOs.

Termination and Change of Control Benefits

Until November 30, 2009, the NEOs provide their services to the Company on a full cost recovery basis to the Company through a management and administrative services agreement (the "**Quorum Agreement**") with Quorum (see note #5 to the Summary Compensation Table above for disclosure on Quorum) and performed services on an almost full-time basis for the Company through Quorum. There were no direct employment contracts between the Company and the NEOs, as all services were provided through Quorum. The Quorum Agreement was terminated on November 30, 2009 and the salary of the CEO has since been paid by the Company directly to Mr. Troup while the salary of the CFO was being paid under an informal arrangement through Quorum. See "Interest Of Informed Persons In Material Transactions" section below for additional disclosure with respect to the termination of the Quorum Agreement.

The Company and its subsidiaries have no contract, agreement plan or arrangement that provides for payment to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO's responsibilities.

Director Compensation

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Company's most recently completed financial year:

Director Name [(1)]	***Fees Earned (\$)***	***Share-Based Awards (\$)***	***Option-Based Awards (\$)***	***Non-Equity Incentive Plan Compensa-tion (\$)***	***Pension Value (\$)***	***All Other Compensa-tion (\$)***	***Total (\$)***
Sargent H. Berner	30,000	Nil	26,339 [(2)]	Nil	Nil	Nil	56,339

Director Name [1]	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Frank A. Lang	Nil	Nil	35,456 [2]	Nil	Nil	30,000 [3]	65,456
Benjamin Ainsworth	6,000	Nil	26,339 [2]	Nil	Nil	Nil	32,339
Robin Merrifield	500	Nil	13,205 [4]	Nil	Nil	Nil	13,705

Notes:

(1) Relevant disclosure has been provided in the *Summary Compensation Table* above, for directors who receive compensation for their services as a director who are also Named Executive Officers. The fees were not paid until fiscal 2010, but were accrued in 2009 and payable at December 31, 2009.

(2) The Company calculated the compensation cost by using the Black-Scholes valuation model assuming a risk free interest rate of 2.03%, a dividend yield of Nil, volatility of 101.61% and an expected life of the options of 4.31 years.

(3) This amount consists of fees paid directly by the Company to Lang Mining Corporation, a private company controlled by Frank A. Lang, for Mr. Lang's services as Chairman of the Company.

(4) The Company calculated the compensation cost by using the Black-Scholes valuation model assuming a risk free interest rate of 1.95%, a dividend yield of Nil, volatility of 97.47% and an expected life of the options of 4.24 years.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period, at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers:

	Option-Based Awards				Share-Based Awards	
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options [1] ($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested ($)
Benjamin Ainsworth	200,000	0.10	10-Jun-10	NIL	N/A	N/A
	205,000	0.17	21-Jun-11			
	208,000	0.45	20-Jul-12			
	260,000	0.29	23-Oct-12			
	520,000	0.10	22-June-14			
Sargent H. Berner	200,000	0.10	10-Jun-10	NIL	N/A	N/A
	245,000	0.17	21-Jun-11			
	208,000	0.45	20-Jul-12			
	260,000	0.29	23-Oct-12			
	520,000	0.10	22-June-14			
Frank A. Lang	200,000	0.10	10-Jun-10	NIL	N/A	N/A
	380,000	0.17	21-Jun-11			
	315,000	0.45	20-Jul-12			
	360,000	0.29	23-Oct-12			
	700,000	0.10	22-June-14			

Director Name	Option-Based Awards				Share-Based Awards	
	Number of Securities Underlying Unexercised Options (#)	*Option Exercise Price ($)*	*Option Expiration Date*	*Value of Unexercised In-The-Money Options (1) ($)*	*Number of Shares Or Units Of Shares That Have Not Vested (#)*	*Market or Payout Value Of Share-Based Awards That Have Not Vested ($)*
Robin Merrifield	500,000	0.10	22-June-14	NIL	N/A	N/A

Notes:

(1) The closing market price of the Common Shares on the TSX Venture Exchange was $0.055 per share on December 31, 2009.

(2) The Company does not have Incentive Plan Awards other than option-based awards.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	*Option-Based Awards - Value Vested During The Year (1) ($)*	*Share-Based Awards - Value Vested During The Year (2) ($)*	*Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)*
Sargent H. Berner	520,000 (3)	N/A	N/A
Frank A. Lang	700,000 (3)	N/A	N/A
Benjamin Ainsworth	520,000 (3)	N/A	N/A
Robin Merrifield	500,000 (4)	N/A	N/A

Notes:

(1) This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2) The Company does not have Incentive Plan Awards in place other than option-based awards.

(3) Options granted June 22, 2009, are exercisable at $0.10 per Common Share and vested immediately upon grant. The closing market price on the date of grant was $0.08 per Common Share.

(4) Options granted December 11, 2009, are exercisable at $0.10 per Common Share and vested immediately upon grant. The closing market price on the date of grant was $0.05 per Common Share

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)*	*Weighted-average exercise price of outstanding options, warrants and rights (b)*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)*
Equity compensation plans approved by securityholders (1)	15,195,000	0.20	5,195,173

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)*	*Weighted-average exercise price of outstanding options, warrants and rights (b)*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)*
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	**15,195,000**	**N/A**	**5,195,173**

Note:
(1) As at December 31, 2009.

The only "equity compensation plan" in place is the Company's stock option plan. See "Option Based Awards" above.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at May 25, 2010, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company which is owing to the Company or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or executive officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i) is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company; or

(ii) whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company,

in relation to a securities purchase program or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or is a 10% shareholder of the Company.

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement

of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company, except as follows:

(a) Management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. ("**Quorum**"), formerly LMC Management Services Ltd., since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Effective November 30, 2009, the Company terminated the Quorum Agreement and made a payment of $250,000 under the terms of the agreement as a termination payment. The Company continues to rent space from Quorum and pay market rates for the services of Quorum. At December 31, 2009, the Company had a receivable from Quorum of $5,334.

(b) Lang Mining Corporation ("**Lang Mining**") is a private company controlled by Frank A. Lang, the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Mr. Lang as an officer and director. In the period ended December 31, 2009, $30,000 was paid to Lang Mining.

APPOINTMENT OF AUDITORS

Morgan & Company, Chartered Accountants, of Vancouver, British Columbia are the auditors of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Morgan & Company, Chartered Accountants as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

See "Interest Of Informed Persons In Material Transactions" above.

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company's Board currently consists of five directors, three of whom are independent based upon the tests for independence set forth in National Instrument 52-110. Benjamin Ainsworth, Sargent H. Berner and Robin Merrifield are independent. Arthur G. Troup is not independent as he is the President and CEO of the Company. Frank A. Lang is not independent as he is the executive Chairman of the Company.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. The independent director has regular and full access to management. The Company is actively looking for other independent directors as board members.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described above under the heading "Election of Directors".

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. a Board Manual which provides information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies;
2. access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;
3. access to management and technical experts and consultants; and
4. information regarding significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board has adopted a Code of Conduct (the "**Code**") that is currently under revision and will be posted on its website at www.sultanminerals.com and under the Company's profile at www.sedar.com. The Board has instructed its management to abide by the Code and to bring any breaches of the Code to the attention of the Board or the CGCC. The CGCC also conducts an annual review of the performance of Company personnel under the Code with a view to making any required changes in Company practice or policy to enhance compliance with the Code. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The CGCC has responsibility for identifying potential Board candidates. The members of the CGCC Committee are Benjamin Ainsworth, Sargent H. Berner and Frank A. Lang. The CGCC assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates. The CGCC has identified the need for additional independent directors and the Company is actively seeking qualified candidates.

Compensation of Directors and the CEO

The CGCC has responsibility for reviewing compensation for the directors and senior management. The CGCC makes recommendations to the Board which then has the power to approve or reject the compensation.

To determine compensation payable, the CGCC reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the CGCC annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Audit Committee

The Audit Committee of the Board endeavours to facilitate effective Board decision-making by providing recommendations to the Board on matters within its responsibility. The Board believes that the Audit Committee assists in the effective functioning of the Board.

The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate. Currently, the members are: Sargent Berner, Robin Merrifield and Benjamin Ainsworth.

The Audit Committee's Charter

Mandate

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. the Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Audit Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

At least one member of the Audit Committee shall have accounting or related financial management expertise.

All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Audit Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Audit Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

    i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

    ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

    iii. such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Audit Committee.

Provided the pre-approval of the non-audit services is presented to the Audit Committee's first scheduled meeting following such approval such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Sargent H. Berner	Independent (1)	Financially Literate (1)
Robin Merrifield	Independent (1)	Financially Literate (1)
Benjamin Ainsworth	Independent (1)	Financially Literate (1)

Note:

(1) As defined by National Instrument 52-110 ("**NI 52-110**").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (*De Minimis Non-audit Services*), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2009	$32,500	$520	NIL	NIL
2008	$29,500	NIL	NIL	NIL

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at (604) 687-4622 to request copies of the Company's financial statements and related MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR and available at www.sedar.com.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Adoption of New Shareholder Rights Plan

At the annual and special general meeting of the Company held on April 27, 2007, shareholders of the Company approved a shareholder rights plan (the "**Existing Plan**") which will expire at the close of the Meeting.

The Board of Directors of the Company have determined that it is advisable for the Company to enter into a new shareholder rights plan (the "**Rights Plan**") on expiration of the Existing Plan, which will become effective immediately after the close of the Meeting, provided the Rights Plan is approved by shareholders of the Company by ordinary resolution at the Meeting. The Rights Plan is substantially similar to the Existing Plan and the terms of the Rights Plan are set out in an agreement (the "**Rights Plan Agreement**") between the Company and Computershare Investor Services Inc.

At the Meeting, shareholders of the Company will be asked to consider and, if thought advisable, to approve by means of an ordinary resolution, the Rights Plan Agreement. Approval of the Rights Plan Agreement by the shareholders of the Company is required by the terms of the Rights Plan Agreement and by the TSX Venture Exchange.

Recommendation of the Board

The Board has determined that the Rights Plan Agreement is and continues to be in the best interests of the Company and its shareholders. **The Board recommends that shareholders vote in favor of the resolution approving, confirming and ratifying the Rights Plan Agreement** and authorizing the issuance of Rights (as defined in the Rights Plan Agreement) pursuant thereto.

A shareholder or other interested party may obtain a copy of the Shareholder Rights Plan Agreement by contacting the Corporate Secretary of the Company at Suite 1400, 570 Granville Street, Vancouver, British Columbia V6C 3P1, or by accessing the Company's publicly filed documents, including the Shareholder Rights Plan Agreement, on SEDAR at www.sedar.com.

The following is only a summary of certain provisions of the Shareholder Rights Plan and is qualified in its entirety by the provisions of the Shareholder Rights Plan. Defined terms used in this section and not defined herein have the meaning ascribed to them in the Shareholder Rights Plan.

Background to the Rights Plan Agreement

The Rights Plan Agreement has been designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for the Common Shares, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell Common Shares with the best opportunity to realize the maximum sale price for their Common Shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The directors need time in order to have any real ability to consider these alternatives.

Potential Advantages of the Rights Plan Agreement

The Board believes that under the current rules relating to take-over bids and tender offers in Canada, there is not sufficient time for the directors to explore and develop alternatives for the shareholders such as possible higher offers or corporate reorganizations or restructurings that could maximize shareholder value. Under current rules, a take-over bid must remain open in Canada for a minimum of 35 days. Accordingly, the directors believe that the Rights Plan Agreement continues to be an appropriate mechanism to ensure that they will be able to discharge their responsibility to assist shareholders in responding to a take-over bid or tender offer.

In addition, the Board believes that the Rights Plan Agreement will encourage persons seeking to acquire control of the Company to do so by means of a public take-over bid or offer available to all shareholders. The Rights Plan Agreement will deter acquisitions by means that deny some shareholders the opportunity to share in the premium that an acquirer is likely to pay upon an acquisition of control. By motivating would-be acquirers to make a public take-over bid or offer or to negotiate with the Board, shareholders will have the best opportunity of being assured that they will participate on an equal basis, regardless of the size of their holding, in any acquisition of control of the Company.

The Rights Plan Agreement is not intended to prevent a take-over or deter fair offers for securities of the Company. The Board believes that the Rights Plan Agreement will not adversely limit the opportunity for the shareholders to dispose of their Common Shares through a take-over bid or tender offer which provides fair value to all shareholders. The Board will continue to be bound to consider fully and fairly and bona fide take-over bid or offer for the Common Shares and to discharge that responsibility with a view to the best interests of the shareholders.

Potential Disadvantages of the Rights Plan Agreement

Because the Rights Plan Agreement may increase the price to be paid by an acquirer to obtain control of the Company and may discourage certain transactions, confirmation of the Rights Plan Agreement may reduce the likelihood of a take-over bid being made for the outstanding Common Shares. Accordingly, the Rights Plan Agreement may deter some take-over bids that shareholders may wish to receive.

Term

If the resolution approving the Rights Plan Agreement is adopted at the Meeting, the Rights Plan will remain in effect until termination of the annual general meeting of shareholders of the Company in 2013 unless the term of the Rights Plan Agreement is terminated earlier. The Rights Plan may be extended beyond 2013 by resolution of the shareholders in accordance with the provisions of the Rights Plan Agreement. **If the Rights Plan Agreement is not approved at the Meeting, the Existing Plan will terminate at the conclusion of the Meeting, all Rights granted under the Existing Plan will be cancelled and the Company will not have a shareholder rights plan in place.**

Issue of Rights

One Right has been issued by the Company pursuant to the Existing Plan in respect of each Common Share. One right will be issued or deemed to have been issued in respect of each Common Share outstanding immediately after the close of business on June 29, 2010 (the "**Record Time**") if the Rights Plan Agreement is approved at the Meeting. One Right will also be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the Rights Plan Agreement).

Exercise of Rights

The Rights will separate from the Common Shares to which they are attached and become exercisable at the time (the "**Separation Time**") which is the close of business on the eighth Trading Day (as defined in the Rights Plan Agreement) after the earlier of:

(i) the first date of public announcement by the Company or an Acquiring Person (as defined below) that an Acquiring Person has become such;

(ii) the date of the commencement of or first public announcement of the intent of any person (other than the Company or any subsidiary) to commence a take-over bid (other than a Permitted Bid or a Competing Permitted Bid (as defined below), as the case may be);

(iii) the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such, and

(iv) such earlier or later time as may be determined by the Board.

Each Right will entitle the holder, subject to adjustment as set forth in the Rights Plan Agreement, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share at a price of $20.00 (the "**Exercise Price**").

The issuance of the Rights is not dilutive until the Rights separate from the underlying Common Shares and become exercisable, or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their Common Shares.

Certificates and Transferability

Prior to the close of business on the earlier of the Separation Time and the Expiration Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time. Rights are also attached to Common Shares outstanding at the Record Time, although share certificates issued prior to the Record Time will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Common Shares and will not be exercisable or transferable separately from the Common Shares. From and after the Separation Time and prior to the Expiration Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the Common Shares.

Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following:

a) the take-over bid is made by means of a take-over bid circular;

b) the take-over bid is for all outstanding Voting Shares (as defined below) and to all holders of Voting Shares as registered on the books of the Company, other than the Offeror (as defined in the Rights Plan Agreement);

c) the take-over bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and only if at such date more than 50% of the Voting Shares held by independent shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

d) the take-over bid contains an irrevocable and unqualified provision that, unless the take - over bid is withdrawn, Voting Shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Voting Shares may be taken up and paid for and that any Voting Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

e) the take-over bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by independent shareholders shall have been deposited pursuant to the take-over bid and not withdrawn, the Offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Voting Shares for not less than ten business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "**Competing Permitted Bid**") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it must expire prior to the expiry of that Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days in accordance with applicable securities legislation.

Waiver and Redemption

If a potential Offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of Voting Shares on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the Offeror. Any waiver of the application of the Rights Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of Voting Shares while the initial take-over bid is outstanding.

Flip-In Event

Any transaction or event in which a person (an "**Acquiring Person**"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan or a Permitted Bid) beneficial ownership of 20% or more of the Voting Shares of the Company is referred to as a "**Flip-in Event**". "**Voting Shares**" include the Common Shares, together with any other shares of the Company entitled to vote generally with election of directors. Any Rights held by an Acquiring Person at the Separation Time will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase Common Shares at a 50% discount to their market price. A person, or a group acting in concert, who is the beneficial owner of 20% or more of the Common Shares as of the Record Time is exempt from the dilutive effect of the Rights Plan.

The Board may waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares within 14 days after determination of the Board or such later date as the Board may determine. With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over made by means of a take-over bid circular to holders of Voting Shares, waive the application of the Rights Plan to such Flip-in Event.

The Board may, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan.

Board of Directors

The adoption of the Rights Plan will not in any way, lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a take -over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to the shareholders as are considered appropriate. It is not the intention of the Board to secure the continuance of existing directors or officers to avoid an acquisition of control or the Company in a transaction that is fair and in the best interests of the Company and its shareholders, or to avoid the

fiduciary duties of the Board or of any director. The proxy mechanisms of the *Business Corporations Act* (British Columbia) are not affected by the Rights Plan Agreement, and a shareholder may use their statutory rights to promote a change in the management or direction of the Company, including the right of shareholders holding not less than 5% of the outstanding common shares to requisition the Board to call a meeting of shareholders.

Amendment

The Board may, by resolution at or prior to the Meeting, supplement or amend the Rights Plan Agreement without the approval of holders of Rights or Common Shares. As well, the Right Plan Agreement may be supplemented or amended to cure any ambiguity or to correct or supplement any provisions contained therein which may be inconsistent with the intent of the Rights Plan Agreement. The Company may also make amendments to the Rights Plan Agreement at any time to correct clerical or typographical errors or amendments which are required to maintain the validity of the Rights Plan Agreement due to changes in any applicable legislation, rules or regulations.

Existing Charter Provisions

The Notice of Articles and Articles of the Company do not contain any provisions intended by the Company to have, or, to the knowledge of the Board having, an anti-takeover effect. However, the power of the Board to issue additional Common Shares (although subject to restrictions imposed by applicable law and regulatory requirements) could be used to dilute the beneficial share ownership of persons seeking to obtain control of the Company.

Voting Requirements

The Rights Plan Agreement provides that it must be ratified by the shareholders of the Company not later than April 30, 2007. The TSX Venture Exchange also requires that such ratification be obtained. The Rights Plan Agreement must be ratified by a majority of the votes cast at the Meeting by holders of Common Shares, excluding any votes cast an Acquiring Person or person who has made a take-over bid (other than a Permitted Bid or a Competing Permitted Bid or acquisition exempt from the application of the Rights Plan Agreement), or associates or affiliates of, or joint actors with, such persons. Management of the Company is not aware of any shareholder who will be ineligible to vote on the confirmation of the Rights Plan Agreement at the Meeting.

Text of Ordinary Resolution to Approve Rights Plan

At the Meeting, the shareholders will be asked to approve the following resolution:

"RESOLVED THAT:

1. the Shareholder Rights Plan Agreement dated as of June 29, 2010, between the Company and Computershare Investor Services Inc. be and is hereby ratified, confirmed and approved, and the Company is authorized to issue Rights pursuant thereto;

2. the actions of the directors and officers of the Company in executing and delivering the Shareholder Rights Plan Agreement be and the same are hereby ratified, confirmed and approved; and

3. any one director or officer of the Company be and is hereby authorized to executed and deliver on behalf of the Company any and all such documents and instruments and to do all such other act as and things as in their opinion may be necessary or desirable in connection with the Shareholder Rights Plan Agreement."

(b) Adoption of New Articles

The *Business Corporations Act* (British Columbia) (the "**Current Act**") was adopted in British Columbia and replaced the *Company Act* (British Columbia) (the "**Former Act**") in 2004. The Current Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The Current Act also uses new forms and terminology and, in particular, what was formerly the "Memorandum" of the Company is now the "Notice of Articles". The Company has taken steps to bring its charter documents into conformity with the Current Act and to that end has filed with the Registrar of Companies its Notice of Articles and removed certain provisions, known as "Pre-Existing Company Provisions", which were effectively added to the Notice of Articles of every British Columbia company that pre-existed the Current Act by the regulations under the Current Act.

The Company is seeking shareholder approval to adopt a new form of articles ("**Articles**") to replace the Company's existing Articles with a view to updating some of the terminology therein as well as incorporating some of the more flexible provisions of the Current Act which were not previously available to the Company under the Former Act. The directors believe that adopting the Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents in line with charter documents of companies in British Columbia and jurisdictions elsewhere in Canada.

In order to adopt the Articles, the resolution approving the Articles must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting. Management believes the major changes from the existing articles are:

1. Certain changes to the Notice of Articles, Articles and share structure may now be made by directors' resolution or ordinary resolution, in each case as determined by the directors. A description of the changes is provided below;

2. The directors, by directors' resolution, may approve a change of name of the Company without the necessity for shareholder approval;

3. Shareholders' meetings may be held by electronic means;

4. The quorum for Shareholders' meetings is changed from two shareholders or proxyholders present to one Shareholder present in person or represented by proxy; and

5. Shareholder meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia.

Changes to Notice of Articles, Articles and Share Structure

If the special resolution adopting the New Articles is passed by shareholders, the Company may alter its Notice of Articles, Articles and share structure in the following manner:

1. by directors' resolution or ordinary resolution, in each case as determined by the directors,

(a) create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

(b) establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

(c) if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or, if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(d) change all or any of its unissued shares with par value into shares without par value or vice verse or change all or any of its fully paid issued shares with par value into shares without par value;

(e) create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

(f) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(g) authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority; and

(h) alter the identifying name of any of its shares.

2. if the Current Act does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution otherwise alter its shares or authorized share structure and, if applicable, alter its Notice of Articles and, if applicable, alter its Articles accordingly.

Copies of the proposed Articles are available for viewing up to the date of the Meeting at the Company's offices at Suite 1400 – 570 Granville Street, Vancouver, British Columbia V6C 3P1, and at the Meeting. In addition, a copy of the proposed Articles will be mailed, free of charge to any shareholder who requests a copy, in writing, from the Company, before the Meeting.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(a) the Company adopt the Articles in substitution for the existing articles of the Company;

(b) any director or officer of the Company is authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies, that may be necessary to effect the amendment; and

(c) the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders."

The Articles shall have effect immediately on the date and time the Articles are deposited for filing in the Company's records office.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 1400 – 570 Granville Street, Vancouver, British Columbia V6C 3P1 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

DATED May 25, 2010.

APPROVED BY THE BOARD OF DIRECTORS

"Arthur G. Troup"
Arthur G. Troup, M.Sc., P.Eng.
President & CEO

"Shannon M. Ross"
Shannon M. Ross, B.Com., C.A.
Corporate Secretary & Chief Financial Officer


SULTAN

SULTAN MINERALS INC. **SUL-TSX VENTURE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

August 12, 2010,

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

Shannon Ross
Corporate Secretary
for **SULTAN MINERALS INC.**

Enclosure

United States Sec Filing
August 12, 2010

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated July 6, 2010;
2. News Release – dated July 20, 2010;

Correspondence with Securities Commission(s)

None.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

July 6, 2010

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Intersects Significant Zinc Mineralization at the HB Zone, Jersey-Emerald Property, BC

Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to announce results of an 8-hole diamond drill program and excavator trenching program on the HB and Garnet zones of its Jersey-Emerald Property. Results returned from this drilling and trenching indicate potential for significant zinc mineralization away from the historic zinc-lead mines (see Sultan News Release of June 1, 2010). Results include **8.16% zinc over 1.8 metres** from drill hole HB1003, and **8.93% zinc over 1.5** metres from trench TR1001.

A total of 545 metres (1786.5 feet) of diamond drilling was completed in 8 drill holes, as well as 3 short excavated trenches. Locations of trenches and diamond drill holes are shown on the diagram below.

Drill hole HB1001 was collared to test a linear magnetic trend with coincident zinc in soil geochemistry to the west of the Garnet Mine. This hole intersected significant pyrrhotite in argillaceous schist. Hole HB1002 also intersected significant pyrrhotite in argillite to the north and east of the Garnet mine. Samples taken from these 2 holes did not intersect significant zinc values.

Holes HB1002 through HB1008 were collared within an area approximately 200 metres north of the Garnet Mine, to the west of the HB Mine. These holes tested areas of elevated lead and zinc in soil that is in places coincident with magnetic highs.

Three trenches were completed by excavator to reveal bands of sphalerite within limestone and dolomite seen in bedrock and historic hand trenches (TR1001 to TR10003). One sample was taken across mineralization from each trench and was shipped to Acme Laboratories in Vancouver for analysis. The following table provides the results from the trenching program.

Results of Trenching – HB Garnet Mine Area

Hole #	From	To	Width (m)	Zn Assay%
TR1001	1.5	3	1.5	**8.93**
TR1002	1	2	1	**5.06**
TR1003	0	1	1	**6.11**

A total of 133 core samples were shipped to Acme Laboratories in Vancouver for analysis. The following table provides zinc analysis results from core sampling.

Results of Drilling – HB Garnet Mine Area

Hole #	From	To	Width (m)	Zn Assay%
HB1003	7.2	11.1	3.9	**4.5**
including	7.2	9.0	1.8	**8.16**
HB1004	17.4	18.0	0.6	**2.04**
HB1005	23.4	24.8	1.4	**7.75**
HB1005	30.3	32.4	2.1	**3.87**
including	31.3	32.4	1.1	**5.18**
HB1008	14.4	15.3	0.9	**2.40**
including	14.4	14.9	0.5	**3.76**
and	18.9	19.5	0.6	**2.27**

Drill hole HB1003 returned an average grade of 4.5% zinc over a 3.9 metre width, including high grade intercepts of 8.16 % zinc over 1.8 metres. The mineralized zone intercepted in the HB1003 drill hole is interpreted to have been uncovered at surface in trench HB1001 that returned 8.93% zinc over 1.5 m width, and in trench HB1003 located approximately 125 metres to the south, which returned 6.11% zinc over a 1 metre width.

The geology intersected in drilling and trenching is similar to that of the historic Garnet Mine and is expected to be an extension of the mineralization northward from the mine. The mineralization including strong pyrrhotite mineralization in micaceous argillite and brecciated limestone and dolomite with and the zinc (sphalerite) mineralization. Short sections of sphalerite as banded sulphide were also encountered. The mineralization is partly mapped by the ground magnetic surveys which show a significant magnetic high trending north from the Garnet open pit. Other magnetic features may also host potential mineralization.

Sultan's geologic consultants continue to process the historic Cominco data from the HB and Garnet Mines. This information, combined with results of the recently completed trenching and drilling program, will assist in outlining the mineral potential within this area of the Sultan properties.

The Jersey Emerald property includes the Jersey Mine and the HB-Garnet mine which were the second and third largest lead zinc mines in BC's history. Sultan recently published a NI43-101 resource estimate for the lead zinc from the Jersey Emerald property, (please see News Release of March 1, 2010) showing an indicated resource of 1,900,000 tons averaging 1.96% lead and 4.10% zinc using a cut-off grade of 3.5% combined lead-zinc. There is an additional inferred resource of 4,980,000 tons averaging 1.95% lead and 3.37% zinc at the same 3.5% combined cut-off grade. The new resource is comparable in grade to the historic mine and is surrounded by a large low grade zone with an indicated resource of 5,320,000 tons averaging 1.04% lead and 2.60% zinc and an inferred resource of 16,930,000 tons averaging 1.00% lead and 2.18 % zinc using a cut-off grade of 1.5% combined lead-zinc.

Perry Grunenberg, P.Geo, of PBG Geoscience, manages exploration on the Jersey-Emerald project and is Sultan's supervisor and "Qualified Person" for the purpose of NI 43-101 "Standards of Disclosure for Mineral Projects".

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com


485000
5444500
HB Mine
HB1007
Tr1002
HB1006
533927HB
HB1004
HB1005
HB1002
Tr1001
HB1003
HB1008
Tr1008
5444000
Garnet Open Pit
HB1001
Legend
HB2010 Drill and Trench sites
Magnetics
High
Medium
Low
485000
SULTAN MINERALS INC.
HB Garnet area Trench and Drill Sites
Jersey Emerald Property
SALMO, BRITISH COLUMBIA

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

July 20, 2010

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS DEFINES SIX KILOMETRE LONG GEOPHYSICAL ANOMALY KENA GOLD PROPERTY, BC

Sultan Minerals Inc. (SUL-TSX-Venture) ("Sultan") is pleased to announce that it has successfully completed an expanded Induced Polarization ("IP") geophysical survey on its Kena Property, located in southeastern British Columbia.

Preliminary results from this survey, combined with results from the 2009 IP survey (see News Releases dated September 9 and November 19, 2009), shows a continuous chargeability anomaly trending for an additional 2.5 kilometres south of the Gold Mountain and Kena Gold Zones. Results are currently being compiled and interpreted in order to define diamond drill targets.

The Gold Mountain and Kena Gold Zones contain a National Instrument 43-101 resource with a measured and indicated resource of 381,000 ounces of gold and an additional inferred resource of 389,000 ounces of gold. This resource estimate is based on 115 drill holes and has an average grade of 1.0 g/t gold using a cut off grade of 0.50 g/t gold (see News Release dated June 7, 2004). This resource is exposed on surface and remains open along strike and at depth.

The southern extension of the IP Chargeability anomaly trends through the largely untested Kena Copper Zone and appears to be part of the same geophysical feature that hosts the gold mineralization. The Kena Copper Zone's geochemical signature indicates that it has significant copper-gold porphyry potential (see News Release dated November 3, 2008).

The gold and copper-gold mineralization on the Kena Property is aligned along a strong, deep seated, 10-kilometre long structure identified by prior airborne geophysics. This recent ground IP survey has confirmed that the mineralization found in the northern 6000 metres of the property is related to continuous geophysical features. Therefore, Sultan is hopeful that **expansion drilling along the six kilometre strike of the mineralized zones will substantially increase the current resource estimate**.

A 1500-metre diamond drilling program is planned to commence upon completion of the geophysical modeling and data compilation, which Sultan anticipates will be completed in approximately 25 days.

Linda Dandy, P.Geo., is the project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, who has reviewed and verified the contents of this news release.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

This release was prepared by Sultan's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Sultan expects are forward-looking statements. Although Sultan believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Sultan, investors should review Sultan's filings that are available at www.sedar.com or Sultan's website at www.sultanminerals.com